SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

July 21, 2016

Via EDGAR

Dominic Minore, Senior Counsel

Jeffrey Long, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	GSV Capital Corp.

Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2

Dear Messrs. Minore and Long:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on February 4, 2016, and the oral comments provided by the Staff to the Company on April 12, 2016, April 27, 2016 and July 15, 2016, all of which relate to the Company’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-191307) (the “Registration Statement”) filed on December 22, 2015.

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) filed concurrently with this letter.

General

1.	Comment: Please confirm supplementally that, with respect to the year ended December 31, 2015, the Company satisfied the applicable regulated investment company (“RIC”) tests for each quarter during the year ended December 31, 2015 and whether the Company intends to elect to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended, for the year ended December 31, 2015. In addition, please confirm that as a result of the Company’s RIC election, the Company will not have any ongoing income tax liability that would be otherwise included under the line item “Income Tax Expense” in the Fees and Expenses table.

Response: The Company hereby confirms that it has satisfied the applicable RIC tests for each quarter during the year ended December 31, 2015 and that it intends to elect to be treated as a RIC for the year ended December 31, 2015. Further, the Company confirms that, as a result of its RIC election, it does not generally expect to accrue any material income tax expense that would require inclusion in the “Income Tax Expense” line item of the Fees and Expenses table. However, the Company respectfully advises the Staff that there will continue to be tax provisions made related to the “GSVC Holdings,” the Company’s taxable subsidiaries, which the Company does not expect to be material.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

July 21, 2016

Summary (page 1)

2.	Comment: Please streamline or summarize the last risk factor bullet point on the bottom of page 4 of the Registration Statement.

Response: The Company has revised the disclosure on page 4 of the Amended Registration Statement, as requested.

3.	Comment: Please refer to the risk beginning “There is a risk that you may not receive dividends . . .” on page 5. Please confirm whether the distribution paid by the Company on December 31, 2015 represents a return of capital to shareholders. If so, please add a separate risk regarding the implications of a return of capital for shareholders.

Response: The Company respectfully advises the Staff that the distribution paid to shareholders on December 31, 2015 did not represent a return of capital to shareholders.

Fee and Expenses (page 13)

4.	Comment: Please revise footnote (3) to the Fees and Expenses table to indicate the assumptions relied upon to determine the annual expense percentage for the base management fee. In this regard, please refer to the disclosure in footnote (5) to the Fees and Expenses table.

Response: The Company has revised the disclosure in the above-referenced footnote to the Fees and Expenses table included in the Amended Registration Statement, as requested.

Risk Factors (page 18)

5.	Comment: Expand the disclosure contained in the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. See Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement. In addition, the Company respectfully advises the Staff that the Company’s investment strategy is not focused on investing in small and developing or financially troubled businesses.

July 21, 2016

6.	Comment: Please expand the disclosure relating to the Company’s portfolio companies that represent greater than 5% of the Company’s net assets to comply with Instruction 2 of Item 8.6.a. of Form N-2.

Response: The Company has revised the disclosure on pages 82–83 of the Amended Registration Statement, as requested.

7.	Comment: With regard to the funds managed and/or sub-advised by GSV Asset Management, LLC that are referred to in the second paragraph under the risk factor entitled “Our financial condition and results of operations will depend on our ability to achieve our investment objective,” please clarify that the Company has no ownership interests in such funds. Please make such disclosure throughout the prospectus, as appropriate.

Response: The Company has revised the disclosure on page 24 and elsewhere in the Amended Registration Statement, as requested.

8.	Comment: Under the risk factor entitled “Our stockholders may experience dilution upon the conversion of our Convertible Senior Notes,” please revise the disclosure to state that the Company’s stockholders “will” incur dilution, rather than “may” incur dilution, if the Company delivers shares of common stock upon a conversion at a time that the Company’s net asset value per share exceeds the conversion price in effect at such time.

Response: The Company has revised the disclosure on page 39 of the Amended Registration Statement, as requested.

Price Range of Common Stock and Distributions (page 45)

9.	Comment: Please update the disclosure to include a discussion of the shareholder election results in connection with the distribution paid to shareholders on December 31, 2015. With respect to the portion of the distribution paid in stock, please indicate, if true, that the distribution will be treated as received for U.S. federal income tax purposes, although no cash distribution has been made and that, as a result, the shareholders that elected to receive stock may be required to pay applicable federal, state and local taxes on the distribution even though the shareholder received no cash.

Response: The Company has revised the disclosure on pages 46–47 of the Amended Registration Statement, as requested.

10.	Comment: Footnote (3) to the table under the heading “Price Range of Common Stock and Distributions” includes high and low close prices for the Company’s common stock as adjusted to account for the effect of the $2.76 dividend paid on December 31, 2015. Please explain why these as-adjusted figures are not included in the table itself or, in the alternative, revise the table to include such figures.

Response: The Company has revised the disclosure on page 46 of the Amended Registration Statement to remove footnote (3) and advises the Staff that the figures reflected in the 2016 line items reflect the high and low closing prices as of the dates indicated in the table.

July 21, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 48)

11.	Comment: On page 61 of the Amended Registration Statement, under the sub-heading “– Related-Party Transactions” the Company states that it has “not paid GSV Asset Management any incentive fees since inception under the terms of the Investment Advisory Agreement.” In addition, the Company states that it owed GSV Asset Management $5,047,429 for earned incentive fees as of December 31, 2015. Please confirm the above-referenced disclosure and whether the Company has paid GSV Asset Management any incentive fees since the date of such disclosure.

Response: The Company respectfully advises the Staff, on a supplemental basis, that as of December 31, 2015, the Company had not paid GSV Asset Management any incentive fees. As disclosed, however, GSV Asset Management earned an incentive fee for the year ended December 31, 2015, which the Company paid to GSV Asset Management during the quarter ended March 31, 2016. The Company has revised the disclosure on page 64 of the Amended Registration Statement to remove the statement that the Company has not paid any incentive fees since inception.

12.	Comment: On page 61 of the Amended Registration Statement, under the sub-heading “– Related-Party Transactions” the Company states that “as of December 31, 2015, we were owed $220,770 from GSV Asset Management for reimbursement of expenses paid for by us that were the responsibility of GSV Asset Management.” Please confirm supplementally whether this amount has been paid to the Company since December 31, 2015.

Response: The Company confirms, on a supplemental basis, that, since December 31, 2015, it has been reimbursed by GSV Asset Management for the above-referenced expenses.

13.	Comment: In the first paragraph on page 62 of the Amended Registration Statement, the Company includes the following disclosure: “We reimburse GSV Capital Service Company an allocable portion of overhead and other expenses in performing its obligations under the Administration Agreement.” Please confirm supplementally whether the reimbursement to GSV Capital Service Company is made at cost and without profit or markup, and revise the disclosure accordingly.

Response: The Company confirms that any amount paid to GSV Capital Service Company to reimburse it under the Administration Agreement for the Company’s allocable portion of overhead and other expenses is paid at cost and without any profit or markup. The Company has revised the disclosure on pages 64 and 73 of the Amended Registration Statement, as requested.

14.	Comment: In your response letter, please confirm that all of the information in the table on page 52 under the section entitled “Results of Operations” will appear in the prospectus in at least 10-point type.

Response: The Company confirms that the information in the table under the section entitled “Results of Operations” will appear in 10-point type in any prospectus that is printed and provided to investors.

15.	Comment: On page 60, under the section entitled “Liquidity and Capital Resources,” please consider disclosing whether, in management’s view, the Company has sufficient liquidity and/or capital resources to pay operating expenses and to conduct investment operations. If the Company does not have sufficient liquidity and/or capital resources, then please consider disclosing that fact and explain the concern.

Response: The Company has revised the disclosure on page 60 of the Amended Registration Statement, as requested.

July 21, 2016

Portfolio Management (page 94)

16.	Comment: Please confirm that the Company has no ownership interests in any of the funds managed by GSV Asset Management, LLC included in the table under the section entitled “Portfolio Management.”

Response: The Company hereby confirms that it has no ownership interests in any of the funds managed by GSV Asset Management, LLC included in the table under the section entitled “Portfolio Management.”

Certain Relationships and Related Party Transactions (page 104)

17.	Comment: Please add the phrase “Conflicts of Interest” to the beginning of the caption for this section.

Response: The Company has revised the caption on page 103 of the Amended Registration Statement, as requested.

18.	Comment: Please refer to the fifth paragraph under the caption “Certain Relationships and Related Party Transactions” and revise the disclosure to include all material or potential conflicts of interest that arise due to GSV Asset Management, LLC managing other entities.

Response: The Company respectfully refers the Staff to the fifth and sixth paragraph under the caption “Conflicts of Interest and Related Party Transactions and Certain Relationships” in the Amended Registration Statement, where the Company has included all known material and potential conflicts of interest as requested by the Staff.

Determination of Net Asset Value – Determinations in Connection with Offerings (page 114)

19.	Comment: In the Amended Registration Statement, please clarify the disclosure to state that, in connection with sales of common stock, the board or an authorized committee thereof will make a good faith determination that it is not selling shares of the Company’s common stock at a price below the net asset value of the Company’s common stock as of a time within forty-eight hours (excluding Sundays and holidays) prior to the sale of the Company’s common stock. See Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) (applicable to business development companies through Section 63 of the 1940 Act).

Response: The Company has revised the disclosure on page 114 of the Amended Registration Statement, as requested.

July 21, 2016

20.	Comment: Please revise the disclosure in the first paragraph under the section entitled “Determination of Net Asset Value – Determinations in Connection with Offerings” to disclose that the Company’s board of directors or an authorized committee thereof will determine the Company’s net asset value in connection with future offerings of shares of the Company’s common stock.

Response: The Company has revised the disclosure on page 114 of the Amended Registration Statement, as requested.

Condensed Consolidated Statements of Assets and Liabilities (page F-49)

21.	Comment: In your response letter, please explain why there continue to be line items on the Company’s Condensed Consolidated Statements of Assets and Liabilities related to taxes payable and deferred tax liability if the Company has elected to be treated as a RIC.

Response: The Company respectfully advises the Staff that the tax line items related to taxes payable and deferred tax liability on the Company’s Consolidated Statements of Assets and Liabilities primarily refer to taxes that remain payable and deferred tax liabilities outstanding related to periods prior to the Company’s election to be treated as a RIC. The Company respectfully advises the Staff that there will continue to be tax provisions made related to the “GSVC Holdings,” which are the Company’s taxable subsidiaries. Regardless of whether the Company is a RIC, these taxable subsidiaries are subject to income taxes. Please refer to Note 1 and Note 8 to the Company’s financial statements in the Amended Registration Statement for further information.

Accounting Comments

22.	Comment: In your response letter, please explain why the Company was not able to obtain the auditors’ report and consent in a timely fashion for inclusion in the Registration Statement.

Response: The Company respectfully advises the Staff that the Company determined it was in the best interests of its stockholders to not incur the additional expense of including the former auditor’s audit letter and consent with the Registration Statement, as the Company knew that an update to the Registration Statement would ultimately be required.

23.	Comment: In footnote (4) to the Fees and Expenses table, please clarify why the Incentive fees payable under the Investment Advisory Agreement are 0.00% but the footnote discloses the accrual of incentive fees in the amount of $24,977,501 as of September 30, 2015.

Response: The Company has updated the “Incentive fees payable under the Investment Advisory Agreement” line item in the Fees and Expenses table in response to the Staff’s comment.

24.	Comment: Please file the auditors’ report and consent in a pre-effective amendment to the Registration Statement.

Response: The Company has filed the auditors’ report and consent with the Amended Registration Statement, as requested.

25.	Comment: In your response letter, please reconcile the Ratio of total operating expenses to average net assets for the nine months ended September 30, 2015 of 11.31% included in Note 7. Financial Highlights with Total annual expenses of 5.17% included in the Fees and Expenses table.

Response: The Company respectfully advises the Staff that the ratio of gross operating expenses to average net assets included in the Financial Highlights of the Amended Registration Statement is based on actual average net assets and actual operating expenses, whereas the total annual expenses included in the Fees and Expenses table are based on projected average net assets and projected operating expenses.

For example, the (0.65)% ratio of gross operating expenses to average net assets included in Note 7. Financial Highlights of the Amended Registration Statement is calculated with a numerator of $(1,782,303), which represents annualized operating expenses for the year ending December 31, 2016, as derived from the total operating expenses of $(444,355) for the three months ended March 31, 2016 reflected in the Condensed Consolidated Statement of Operations, and a denominator of $275,907,870, which represents the Company’s monthly average net assets for the three months ended March 31, 2016.

In contrast, the numerator used to determine the 10.09% total annual expenses shown in the Fees and Expenses table of the Amended Registration Statement is calculated based on the assumptions and projections found in footnotes 5–8 to the Fees and Expenses table, whereas the denominator is $257,158,416, which takes into account the assumptions set forth in footnote 9 to the Fees and Expenses table.

July 21, 2016

26.	Comment: We note that the Company indicated that it has a payable of $19,980 due to GSV Asset Management, LLC on the Company’s Condensed Consolidated Statements of Assets and Liabilities as of September 30, 2015. Please explain supplementally the nature of the expenses paid by GSV Asset Management, LLC on behalf of the Company and how often such receivables are settled.

Response: The Company respectfully advises the Staff that pursuant to the terms of the Investment Advisory Agreement with GSV Asset Management, LLC, GSV Asset Management incurs certain expenses related to the Company’s investments on behalf of the Company, such as travel-related expenses incurred in connection with the investigation and monitoring of the Company’s investments, which may be reflected on the Company’s Consolidated Statements of Assets and Liabilities if accrued but not paid as of the end of the relevant period. These receivables are typically settled as frequently as possible, but in no event less than annually.

27.	Comment: Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any portfolio companies that the Company controls as of September 30, 2015. In particular, we note the Company’s investment in GSV Sustainability Partners. In addition, Note 12. Supplemental Financial Data to the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2014, indicates that certain investments held by the Company as of December 31, 2014 triggered the additional selected financial data disclosure requirements. In future financial statements, to the extent additional selected financial data is required to be disclosed pursuant to Rule 4-08(g), please include the name of each investment triggering the requirements of Rule 4-08(g) and provide specific disclosure for each such investment in compliance with Rule 4-08(g).

Response: The Company confirms that it has undertaken the requested assessment as of September 30, 2015 and does not believe that additional financial statements or selected financial data were required to be disclosed with respect to any portfolio company that the Company may be deemed to control, within the meaning of the 1940 Act. In addition, the Company respectfully advises the Staff that it believes the summarized disclosure under Note 12. Supplemental Financial Data to the Company’s Consolidated Financial Statements for the year ended December 31, 2015 complies with the requirements of Rule 4-08(g). Specifically, Rule 4-08(g) provides that the additional information may be provided “on an individual or group basis.”

July 21, 2016

28.	Comment: In your response letter, please confirm that all wholly owned and substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company respectfully advises the Staff that all wholly owned and substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

29.	Comment: Please confirm whether any of the securities listed on the Company’s Schedule of Investments are pledged as collateral under the Company’s borrowing arrangement. If so, please indicate in the Schedule of Investments, pursuant to Rule 4-08 of Regulation S-X, which of the Company’s portfolio securities are pledged as collateral under the Company’s borrowing arrangement.

Response: The Company confirms that substantially all of its assets are pledged as collateral under the Company’s credit facility with Silicon Valley Bank. The Company has indicated in a footnote to the Company’s Schedule of Investments that all of the Company’s investments are pledged as collateral under such credit facility.

30.	Comment: In footnote (4) to the Company’s Schedule of Investments as of September 30, 2015, please explain what is meant by the phrase “is an investment whose economics are derived from the value of Avenues Global Holdings LLC” and provide more detail on the nature of this investment.

Response: The Company has revised the above-referenced footnote to the Company’s Schedule of Investments to clarify how the investment is held by the Company and the nature of the collateral underlying the investment.

*     *     *     *     *

July 21, 2016

In connection with the submission of its responses, the Company:

•	acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

•	acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•	represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Tanona, GSV Capital Corp.

Stephani M. Hildebrandt, Sutherland Asbill & Brennan LLP